Mail Stop 3720

February 6, 2006

Mr. Victor Tong
President
PacificNet Inc.
860 Blue Gentian Road
Suite 360
Eagan, MN 55121

      Re: **PacificNet Inc.**
              Form 10-KSB for Fiscal Year Ended December 31, 2004
              Filed April 19, 2005

              Form 10-QSB for Fiscal Quarter Ended September 30, 2005
              File No. 000-24985

Dear Mr. Tong:

      We have reviewed your supplemental response letter dated January 17, 2006 as well as your filings and have the following comments. As noted in our comment letter dated December 19, 2005 we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-KSB for Fiscal Year Ended December 31, 2004

Item 1. Description of Business, page 1

Consolidation of Variable Interest Entities, page 5

1. In order to help us better understand your arrangements with Sunroom-DE and Dianxun-DE, please address the following additional comments in your response letter:
    - Tell us whether there are any differences in the structure of your relationship with Sunroom-DE and Dianxun-DE.
    - Tell us the amount of your initial investment in 3G-BVI and Clickom-BVI and the amount of additional funding that you provided to Sunroom-DE and

Dianxun-DE between the date of acquisition and December 31, 2005. Further, provide us with a breakout of the equity and debt balances of Sunroom-DE and Dianxun-De immediately prior to your investment in 3G-BVI and Clickom-BVI, respectively, and at each subsequent balance sheet date.

- Explain to us in more detail the nature of the Consulting and Services Agreements that your wholly-owned foreign subsidiaries (WOFE's), Sunroom-WOFE and Dianxun-WOFE, signed with Sunroom-DE and Dianxun-DE, respectively. Tell us whether you, through the respective WOFE, must absorb the losses of Sunroom-DE and Dianxun-DE in addition to being entitled to receive the majority of the profits of these entities. Further, explain to us the management structure of Sunroom-DE and Dianxun-DE, including whether you have any operational control over these entities.

- Explain to us in detail your consideration FIN 46(R) in determining that it was not appropriate to consolidate Sunroom-DE and Dianxun-DE upon acquisition but that it is appropriate to consolidate them as of December 31, 2005. As part of your response, please address your consideration of the business scope exception as discussed in paragraph 4h of FIN 46(R).

Note 13 – Consolidated Statements of Cash Flows, page 32

2. We reissue our previous comment 3 as it is still unclear to us why the increase in the minority interest balance resulting from new acquisitions is included as an adjustment to net income to arrive at cash flows from operating activities. For your convenience, our previous comment 3 is included below.

"We note your response to comment 7; however, it is unclear to us why the increase in the minority interest balance resulting from new acquisitions is included as an adjustment to net income to arrive at cash flows from operating activities. It is our belief that this increase in minority interest does not affect either your cash balance or net income and therefore should not be given any treatment on the statements of cash flows. Please revise your cash flow statements within your 10-KSB for the year ended December 31, 2004 and 10-QSB's for the quarters ending March 31, 2005 and June 30, 2005 to appropriately remove the minority interest adjustment to net income resulting from new acquisitions during the period. In addition, tell us in your response letter what other cash flow statement line item(s) you will adjust so that cash flow statements balance. Otherwise, please advise."

Nature of Operations and Summary of Significant Accounting Policies, page 33

Revenue Recognition, page 33

3. We note your response to comment 4.1; however, it is not clear to us why contract accounting pursuant to paragraph 74 of SOP 97-2 is not the appropriate revenue recognition guidance for EPRO's product sales. Please explain to us in greater detail the nature of the customization and modification work and tell us your basis for concluding that this work is not significant. In your response, please address your statements from your response letter that the base features and functions of the software do not fully satisfy the customers' needs and that the period of modification and customization usually takes about 3 or 4 months.

4. In order to help us better understand PacSo's revenue recognition arrangements and revenue recognition policy, please address the following additional comments in your response letter:
    - Explain to us in more detail the nature of your smart card projects, car park projects, and CCTV projects. Explain to us the nature of the final deliverable that you provide in each of these projects.
    - Tell us whether PacSo ever sells the deliverables outlined in the 2nd paragraph of your response (i.e. hardware delivery, reader delivery, software installation, and final testing and commissioning) on an individual basis.
    - Tell us whether the products that PacSo sells are standard products or whether they are based on the buyer's specifications.
    - Explain to us your basis for recognizing revenue prior to completion of the project given your statement that each delivered item does not have separate standalone value to the customer. Reference all GAAP accounting literature that supports your accounting treatment.

5.   Refer to your response to comment 4.4 and address the following for each type of calling card distributed by YueShen:
    - Tell us whether you have general or physical loss inventory risk. For guidance, refer to paragraphs 8 and 13 of EITF 99-19, respectively.
    - Tell us whether you have latitude in establishing the price that you charge your customers or whether China Mobile determines the price that you charge your customers.

2. Business Acquisitions, page 39

6. We note your response to comment 6; however, we believe that you should have separately valued your warrants and shares of common stock in order to determine the purchase price of your acquisitions. For your 2004 and 2005 acquisitions, please separately value your warrants and shares of common stock issued and revise your

10-KSB for the year ended December 31, 2004 and 2005 10-QSB's accordingly. Further, if you value your shares of common stock at a price that is different than the market value of those shares for a reasonable period before and after the date that the terms of the acquisition have been agreed to, explain to us your GAAP basis for doing so. Refer to paragraph 22 of SFAS 141 for guidance. Otherwise, please explain to us in more detail your GAAP basis for your accounting treatment.

Form 10-QSB for the quarter ended June 30, 2005

3. Business Acquisitions, page 7

7. We refer to your response to comment 9.1 where you indicate that you acquired a 51% ownership of 3G-BVI on January 5, 2005. However, we note on page 7 of your 10-QSB for the quarter ended June 30, 2005 that that you completed the acquisition of 3G-BVI in April 2005. Please clarify for us this apparent discrepancy.

* * * *

Please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Adam Washecka, Staff Accountant, at (202) 551-3375 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry M. Spirgel
Assistant Director